[KBW Letterhead]
October 5, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	First Advantage Bancorp
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-144454
Ladies and Gentlemen:
      In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join First Advantage Bancorp (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Wednesday, October 10, 2007 at 10:00 a.m., Eastern time, or as soon thereafter as practicable.
Very truly yours,
/s/ Charles E. Sloane
Name: Charles E. Sloane
Title: Managing Director
cc:     David Lyon, Securities and Exchange Commission